Annual Report 2023

We deliver value by building strong electric utility and manufacturing platforms. FOR OUR SHAREHOLDERS we deliver above-average returns through commercial and operational excellence and growing our businesses. FOR OUR CUSTOMERS we commit to quality and value in everything we do. FOR OUR EMPLOYEES we provide an environment of opportunity with accountability where all people are valued and empowered to do their best work. INTEGRITY We conduct business responsibly and honestly. SAFETY We provide safe workplaces and require safe work practices. PEOPLE We build respectful relationships and create inclusive environments where all people can thrive. PERFORMANCE We strive for excellence, act on opportunity, and deliver on commitments. COMMUNITY We improve the communities where we work and live. GROW our businesses ACHIEVE operational and commercial excellence ACHIEVE talent excellence ELECTRIC PLATFORM We build top-performing companies in a diversified organization with an electric utility as our foundation. Vision Mission Values Objectives

MANUFACTURING PLATFORM 2023 2022 PERCENT CHANGE CONSOLIDATED OPERATIONS ($ in thousands, except per share amounts) Operating Revenues $ 1,349,166 $ 1,460,209 (7.6) Net Income $ 294,191 $ 284,184 3.5 Diluted Earnings per Share $ 7.00 $ 6.78 3.2 Dividends per Common Share $ 1.75 $ 1.65 6.1 Return on Average Common Equity 22.1% 25.6% (13.6) Book Value per Common Share $ 34.60 $ 29.24 18.3 Cash Flow from Operating Activities $ 404,499 $ 389,309 3.9 Number of Common Shares Outstanding 41,710,521 41,631,113 0.2 Number of Common Shareholders 10,650 11,748 (9.3) Closing Stock Price $ 84.97 $ 58.71 44.7 Total Return (share price appreciation plus dividends) 47.7% (15.5)% n/m Total Market Value of Common Stock $ 3,544,143 $ 2,444,163 45.0 ELECTRIC PLATFORM ($ in thousands) Operating Revenues $ 528,359 $ 549,699 (3.9) Total Retail Electric Sales (MWH) 5,772,215 5,592,368 3.2 Operating Income $ 106,521 $ 113,138 (5.8) Net Income $ 84,424 $ 79,974 5.6 Customers 133,747 133,414 0.2 Total Assets $ 2,533,831 $ 2,351,961 7.7 Capital Expenditures $ 240,695 $ 147,869 62.8 MANUFACTURING PLATFORM ($ in thousands) Operating Revenues $ 820,807 $ 910,510 (9.9) Operating Income $ 283,542 $ 293,643 (3.4) Net Income $ 209,202 $ 216,324 (3.3) Total Assets $ 415,522 $ 372,187 11.6 Capital Expenditures $ 46,313 $ 23,199 99.6

To our shareholders CHARLES S. MACFARLANE PRESIDENT AND CEO Otter Tail Corporation and its companies continue to build strong electric utility and manufacturing platforms. Our 2023 financial results reflect the organization’s overall health and demonstrate commitment to our mission of delivering value for our shareholders, customers, and employees. Thank you to our employees for the ways in which you implement our values and your commitment to our customers and shareholders. Thank you to our customers and shareholders for your certainty in our ongoing success. EXCEEDING FINANCIAL PERFORMANCE Through our companies’ combined efforts in 2023, we achieved record financial results. Our diversified business model produced consolidated net income and diluted earnings per share of $294.2 million and $7.00 respectively, compared with $284.2 million and $6.78 in 2022. Our return on equity in 2023 was 22.1 percent on an equity layer of 61.4 percent. We have paid dividends on our common stock for 85 years, or 341 consecutive quarters. The dividend yield at December 31, 2023 was 2.0 percent. Our total shareholder return over the five-year period ending December 31, 2023 was 97.1 percent. Our annual indicated dividend per share for 2024 is $1.87, a 6.9 percent increase over our 2023 dividend rate. For a third consecutive year, Otter Tail Corporation received the Edison Electric Institute (EEI) Index Award for the top performing small-capitalization utility with a total shareholder return of 83 percent over the five-year period ending September 30, 2023. This award is presented annually to EEI member companies that have achieved the highest total shareholder return in the large-, mid-, and small-capitalization categories. Day-to-day operational excellence is the base of our success, and we will continue to build our top-performing companies by focusing on our mission. DELIVERING ON STRATEGY ELECTRIC PLATFORM HIGHLIGHTS Otter Tail Power Company, our regulated electric utility, produced $84.4 million of earnings in 2023, up 6 percent from 2022. Earnings increased primarily due to higher commercial and industrial sales, lower pension costs, and the recovery of rate base investments. Otter Tail Power grew average rate base by 7.3 percent in 2023, largely through capital investments in renewable energy generation. We continue to make system investments to deliver on customers’ expectations, manage operating and maintenance costs, transition to a cleaner energy future, and improve reliability and safety. In January, we purchased the Ashtabula III Wind Energy Center, located in eastern North Dakota. We had purchased wind-generated electricity from Ashtabula III since 2013 through a power purchase agreement, but owning the facility provides a lower-cost alternative for our customers than maintaining the purchased power arrangement. The 39-turbine site added 62.4 megawatts (MW) of nameplate capacity to our owned generation assets. We also began plans and received site permits to upgrade and refurbish wind turbines at our Ashtabula, Ashtabula III, Langdon, and Luverne Wind Energy Centers in 2024 and 2025. The costs associated with this project will be offset by tax credits and replacing higher fuel cost generation with zero fuel cost renewables, which is expected to lower customer bills. Once complete, we expect this from the segment’s record-setting earnings in 2022. Earnings declined due to a decrease in total sales volumes as customers worked through the inventory they amassed during 2022 defensive buying efforts. Despite the slight decrease in earnings, the Plastics Segment employees continue to capitalize on favorable industry conditions and produce strong financial results compared to historic levels. In 2022, we commenced work on a facility expansion and site improvement plan at our Vinyltech facility in Phoenix, Arizona. This project will provide organic growth opportunities for our business, including adding increased raw material storage and handling capabilities, as well as additional manufacturing capacity at this location. We expect to bring the additional capacity online in the second half of 2024. Our Manufacturing Segment, which is comprised of BTD Manufacturing, our contract metal fabricator, and T.O. Plastics, our plastics thermoforming manufacturer, produced $21.5 million of earnings in 2023, a modest increase from 2022. BTD Manufacturing sales volumes increased in 2023 compared to 2022 as existing customers continue to look to us for additional work and to add value. We added, in a challenging labor market, approximately 200 new employees in 2023 in response to customer demand. We have now shifted our focus from hiring to retaining and training so we are best able to serve our customers going forward. We also commenced an expansion project at our Dawsonville, Georgia, facility and expect to bring the additional capacity online in the first quarter of 2025. This expansion project will help us to better serve our customers and will allow for organic growth opportunities in our Southeast market. T.O. Plastics sales volumes of horticulture products decreased in 2023 as lead times for these products began to normalize after unique supply-and-demand dynamics experienced last year. As a result, customers are reducing their inventory levels and returning to normal seasonal buying patterns. T.O. Plastics focused on operational and facility improvements in 2023 to expand and optimize manufacturing capacity to better serve our customers and strive for commercial excellence. A significant reduction in our corporate costs also drove 2023 earnings as we benefited from returns earned on our short-term investments funded by the significant cash flows our businesses—and more specifically, our manufacturing platform—have generated over the last three years. TARGETING GROWTH Our long-term focus has not changed. We will continue to grow our businesses and strive for operational, commercial, and talent excellence—strengthening our position in the markets we serve. It is a responsibility we do not take for granted. Thank you, again, to our employees for your incredible work and to our customers and shareholders for your confidence in Otter Tail Corporation and our companies. Charles S. MacFarlane President and Chief Executive Officer wind repowering to provide approximately 164 gigawatt hours of additional energy—the equivalent of a new 40-MW facility. In August, our 49-MW Hoot Lake Solar facility became fully operational. Hoot Lake Solar was constructed on and near the retired coal-fired Hoot Lake Plant property in Fergus Falls, Minnesota, allowing us the opportunity to utilize existing transmission rights, land, and substation assets. It is the least- cost and third-largest operating solar site based on generation capacity in the state of Minnesota. With the completion of Hoot Lake Solar, nearly 40 percent of our owned and contracted energy generation comes from renewable resources. We began public outreach and planning in the spring of 2023 for two new 345-kilovolt (kV) transmission lines, which are part of the Midcontinent Independent System Operator (MISO) Long-Range Transmission Planning Tranche 1 projects. We will co-own an approximately 95-mile transmission line between Jamestown and Ellendale, North Dakota, and an approximately 100-mile transmission line between Big Stone, South Dakota, and Alexandria, Minnesota; we are leading development and construction on both. We are also working with the other project owners of the Fargo to Monticello 345-kV transmission line to add a second circuit and additional upgrades to an existing line from Alexandria to a new Big Oaks substation in southeast Minnesota. We estimate our total capital investment in these projects to be approximately $420 million. We filed a request to increase our rates with the North Dakota Public Service Commission in November. The request was largely driven by increases in our operating costs over the six years since our last rate case filing. We requested to increase net revenues by approximately $17 million, or 8.4 percent. Even with this increase, we will continue to have some of the lowest rates in the country. In December, we submitted an additional supplemental Integrated Resource Plan in Minnesota. Our plan includes the addition of new renewable resources to meet the energy needs of our Minnesota customers. We also requested the authorization to limit the Minnesota share of output of Coyote Station to limited emergency situations, which is expected to reduce the greenhouse gas emissions of the facility while preserving reliability. Finally, we proposed a modified method of resource planning to provide additional flexibility in adding new generation resources that best meet the needs of our customers in each jurisdiction we serve. Advanced Metering Infrastructure is a technology upgrade that lays the groundwork for us to better meet customers’ needs for reliable service while reducing costs. When combined with systems we have in place today, customers will have more visibility into their energy use (helping them save energy and money) and we will be able to respond to outages faster and more precisely. We began installing advanced meters in late 2023 and plan to finish upgrading approximately 174,000 electric meters by early 2025. MANUFACTURING PLATFORM HIGHLIGHTS Northern Pipe Products and Vinyltech, our PVC pipe manufacturing companies that comprise our Plastics Segment, produced $187.7 million of earnings in 2023, down 4 percent

$180 $140 $160 $80 $120 $100 $200 $133 $197 $156 $91 $100 $106 1918 20 21 22 23 Growth of $100 investment in Otter Tail Common Stock made December 31, 2018 (with dividends reinvested) 19 20 21 22 23 Consolidated Electric Manufacturing (including unallocated corporate costs) $400 $350 $300 $250 $200 $150 $100 $50 Operating income by platform (millions) $1 35 $9 8 $3 7 $1 48 $1 07 $4 1 $2 50 $1 07 $1 43 $3 90 $1 13 $2 77 $3 78 $1 07 $2 71 $1.50 $1.00 $0.50 $2.00 $1.75 4538 50 55 60 65 85 05 20 231510009580 9070 75 Dividend payment history $3,500 $3,000 $2,500 $2,000 $1,500 $1,000 $500 $2 ,9 68 $1 ,7 67$2 ,0 60 19 20 21 22 23 Market capitalization (millions) $2 ,4 44 $3 ,5 44 $1.80 $2.40 100% 75% 50% 25%$0.60 $1.20 $1 .4 0 65% 63% 37% 24% 25% $1 .4 8 $1 .5 6 $1 .6 5 $1 .7 5 19 20 21 22 23 Dividend payout ratio Total shareholder return has grown at a compounded annual rate of 14.5 percent over the past five years. We have paid dividends on common stock for 85 consecutive years. 19 20 21 22 23 $300 $250 $200 $150 $100 $50 $87 $59 $28 $96 $67 $29 $105 $177 $72 $80 $204 $284 $84 $210 $294 Net income by platform (millions) Consolidated Electric Manufacturing (including unallocated corporate costs) $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 $4 61 $4 59 $4 44 $4 46 $7 17 $4 80 $9 10 $5 50 $8 21 $5 28 19 20 21 22 23 Electric Manufacturing Revenue by platform (millions)

Selected Common Share Data 2023 2022 2021 2020 2019 2018 Market Price: High $ 92.74 $ 82.46 $ 71.71 $ 56.90 $ 57.74 $ 51.88 Low $ 57.29 $ 52.60 $ 39.35 $ 30.95 $ 45.94 $ 39.00 Common Price/Earnings Ratio: High 13.2 12.2 17.0 24.3 26.6 25.2 Low 8.2 7.8 9.3 13.2 21.2 18.9 Book Value Per Common Share $ 34.60 $ 29.24 $ 23.84 $ 21.00 $ 19.46 $ 18.38 Selected Data and Ratios 2023 2022 2021 2020 2019 2018 Interest Coverage Before Taxes 8.4x 10.8x 6.5x 4.1x 4.1x 4.0x Effective Income Tax Rate (percent) 19 21 17 17 17 15 Return on Capitalization Including Short-Term Debt (percent) 10.9 15.6 11.6 7.6 8.0 8.4 Return on Average Common Equity (percent)1 22.1 25.6 19.2 11.6 11.6 11.5 Dividend Payout Ratio (percent) 25 24 37 63 65 65 Cash Realization2 1.37 1.37 1.31 2.21 2.13 1.74 Capital Ratio (percent): Short Term and Long-Term Debt 38.6 40.6 46.3 49.3 47.1 45.5 Common Equity 61.4 59.4 53.7 50.7 52.9 54.5 100.0 100.0 100.0 100.0 100.0 100.0 Selected Electric Operating Data 2023 2022 2021 2020 2019 2018 Revenues (thousands) Residential $ 135,570 $ 143,888 $ 135,361 $ 127,260 $ 131,988 $ 125,045 Commercial and Industrial 312,551 318,494 262,408 254,951 267,125 256,331 Other Retail 7,719 7,918 7,715 7,311 7,365 6,875 Total Retail 455,840 470,300 405,484 389,522 406,478 388,251 Sales for Resale 12,459 18,539 17,936 4,857 5,007 7,735 Other Electric 60,060 60,860 56,901 51,751 47,612 54,269 Total Electric $ 528,359 $ 549,699 $ 480,321 $ 446,130 $ 459,097 $ 450,255 Kilowatt-hours Sold (thousands) Residential 1,252,627 1,309,249 1,241,951 1,266,232 1,303,317 1,321,132 Commercial and Industrial 4,450,183 4,224,190 3,489,342 3,446,743 3,598,002 3,590,651 Other 69,404 58,928 58,586 63,712 67,770 65,177 Total Retail 5,772,215 5,592,368 4,789,879 4,776,687 4,969,089 4,976,960 Sales for Resale 351,729 267,184 420,044 236,528 198,569 271,840 Total 6,123,944 5,859,552 5,209,923 5,013,215 5,167,658 5,248,800 Annual Retail Kilowatt-hour Sales Growth (percent) 3.2 16.8 0.3 (3.9) (0.2) 3.4 Heating Degree Days3 6,259 7,122 5,794 6,174 7,240 6,904 Cooling Degree Days4 590 531 704 534 392 567 Average Revenue Per Kilowatt-hour Residential 10.82¢ 10.99¢ 10.90¢ 10.05¢ 10.13¢ 9.46¢ Commercial and Industrial 7.02¢ 7.54¢ 7.52¢ 7.40¢ 7.42¢ 7.14¢ All Retail 7.90¢ 8.41¢ 8.47¢ 8.15¢ 8.18¢ 7.80¢ Customers Residential 104,151 103,950 103,835 103,658 103,328 104,242 Commercial and Industrial 27,709 27,578 27,582 27,468 27,348 27,223 Other 1,887 1,886 1,887 1,906 1,911 993 Total Electric Customers 133,747 133,414 133,304 133,032 132,587 132,458 Peak Demand and Net Generating Capability Peak Demand (kilowatts) 961,210 987,628 865,120 844,929 923,962 911,726 Net Generating Capability (kilowatts):5 Steam 405,300 406,200 406,800 548,100 548,700 548,500 Wind 350,400 288,000 288,000 288,000 138,000 138,000 Combustion Turbines 352,500 343,700 352,500 107,900 105,100 106,200 Solar 49,900 — — — — — Hydro 2,600 2,500 2,600 2,500 2,800 2,900 Total Owned Generating Capability 1,160,700 1,040,400 1,049,900 946,500 794,600 795,600 Notes: (1) Earnings available for common shares divided by the 13-month average of month-end common equity balances. (2) Net cash provided by operating activities divided by net income. (3) Based on 55 degrees Fahrenheit base and average method. (4) Based on 65 degrees Fahrenheit base and average method. (5) Measurement of net dependable capacity.

Executive Leadership CHARLES S. MACFARLANE President and Chief Executive Officer TODD R. WAHLUND Chief Financial Officer and Vice President JENNIFER O. SMESTAD Vice President General Counsel and Corporate Secretary TIMOTHY J. ROGELSTAD Senior Vice President Electric Platform President Otter Tail Power Company JOHN S. ABBOTT Senior Vice President Manufacturing Platform President, Varistar PAUL L. KNUTSON Vice President Human Resources STEPHANIE A. HOFF Director Corporate Communications Directors NATHAN I. PARTAIN Chairman of the Board League City, Texas Retired President and Chief Investment Officer Duff & Phelps Investment Management Co. CHARLES S. MACFARLANE Fergus Falls, Minnesota President and Chief Executive Officer Otter Tail Corporation Chief Executive Officer Otter Tail Power Company KAREN M. BOHN A/CG Edina, Minnesota President, Galeo Group, LLC (management consulting firm) JEANNE H. CRAIN A/C Minneapolis, Minnesota President and Chief Executive Officer Bremer Financial Corporation JOHN D. ERICKSON Fergus Falls, Minnesota Advisor to ECJV Holding, LLC Former President and Chief Executive Officer Otter Tail Corporation (utility and diversified businesses) STEVEN L. FRITZE A/CG Eagan, Minnesota Retired Chief Financial Officer, Ecolab Inc. (diversified manufacturing) DR. KATHRYN O. JOHNSON C/CG Hill City, South Dakota Owner and Principal Johnson Environmental Concepts (geochemical consulting firm) DR. MICHAEL E. LEBEAU C/CG Bismarck, North Dakota System Vice President and Chief Administrative Officer Health Services Division Sanford Health MARY E. LUDFORD A/CG Chicago, Illinois Retired Chief Audit Executive and Deputy Chief Security Officer Exelon Corporation (regulated transmission and distribution utilities) THOMAS J. WEBB A/C Richland, Michigan Advisor, Retired Vice President and Chief Financial Officer CMS Energy Corporation (gas and electric utility) Committees: A—Audit C—Compensation and Human Capital Management CG—Corporate Governance